Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 25 March 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
18/03/2019	MTA	8,125	115.9846	942,374.88
19/03/2019	MTA	4,824	116.4344	561,679.55
20/03/2019	MTA	11,435	116.3807	1,330,813.30
21/03/2019	MTA	7,452	115.9321	863,926.01
22/03/2019	MTA	21,195	115.1803	2,441,246.46
Total	—	53,031	—	6,140,040.20

Since the announcement of the buyback program dated 28 December 2018 till 22 March 2019, the total invested consideration has been Euro 49,649,069.53 for No. 477,000 common shares purchased resulting in No. 6,226,582 common shares held in treasury as of 22 March 2019. As of the same date, the Company held 2.49% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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